
03057976



PINNACLE BANCSHARES



INC.

2002 ANNUAL REPORT

PINNACLE BANCSHARES, INC.

To our
Stockholders and Friends:

The year 2002 offered an extremely difficult operating environment for all companies, including Pinnacle Bancshares - a continuing "bear" stock market, higher jobless rates and declines in industrial production. In addition, there were numerous revelations of inappropriate corporate behavior, which continued into 2003. Despite these obstacles, we were able to report positive results.

For the year ended December 31, 2002, net income was $2,013,000, compared with net income of $683,000 in the prior year, an increase of 195%. Net interest income after the provision for loan losses for the year ended December 31, 2002, was $6,473,000, compared with $4,690,000 in the prior year.

Basic and diluted earnings were $1.14 per share and $1.13 per share, respectively, for the year ended December 31, 2002. In 2001, basic and diluted earnings were each $0.38 per share.

The Company's net interest margin increased to 3.51% for the year ended December 31, 2002, from 3.22% for the year ended December 31, 2001. As market interest rates stabilized at lower levels during 2002, Pinnacle's cost of funds decreased more rapidly than asset values, contributing to an improved net interest margin.

The provision for loan losses in fiscal 2002 was $647,000, compared to $1,942,000 in fiscal 2001, a decrease of 67% which reflects the Company's improved loan credit quality. Loan charge-offs in fiscal 2002 were $747,000, compared to $2,023,000 in fiscal 2001.

The increase in net income for fiscal 2002 was achieved despite a decrease in interest income of $2,720,000, primarily due to lower prevailing rates of interest, and an increase of $286,000 in non-interest expense, primarily due to higher occupancy expense.

As 2002 began, we commented that Pinnacle Bancshares was positioned to become stronger as a result of actions taken in the prior year. We believe that our results in 2002 confirm this opinion.

We remain committed to maintaining our focus – to improve our status as a community bank that creates value for our stockholders and delivers superior service to our customers, while providing a rewarding environment for our dedicated employees.

Thank your for your interest in Pinnacle Bancshares.

Sincerely,



Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.
Pinnacle Bank

BALANCE SHEET AND OTHER DATA

	At December 31,	
	2002	2001
	(Dollars in Thousands)	
TOTAL AMOUNT OF:		
Assets	$ 218,290	$ 218,020
Loans, net	119,375	131,284
Interest-bearing deposits in other banks	357	2,466
Securities available-for-sale	75,301	60,863
Loans held for sale	4,969	3,875
Deposits	188,955	193,498
Borrowed funds	5,940	3,100
Stockholders' equity	19,955	19,012
NUMBER OF:		
Real estate loans outstanding	2,504	2,911
Savings accounts	14,301	14,485
Full-service offices open	6	6

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,	
	2002	2001
	(In Thousands)	
INTEREST INCOME	$ 13,103	$ 15,823
INTEREST EXPENSE	5,982	9,192
Net interest income before provision for loan losses	7,121	6,631
PROVISION FOR LOAN LOSSES	647	1,942
Net interest income after provision for loan losses	6,474	4,689
NONINTEREST INCOME	2,157	1,758
NONINTEREST EXPENSE	5,593	5,306
INCOME TAX EXPENSE	1,025	350
Net income before extraordinary item	2,013	791
EXTRAORDINARY ITEM, NET OF TAX BENEFIT OF $63	0	108
Net income	$ 2,013	$ 683

OTHER DATA

	For the Years Ended December 31,	
	2002	2001
Interest rate spread	3.5%	3.1%
Yield on average interest earning assets	6.5	7.7
Return on assets (net income divided by average total assets)	0.9	0.3
Return on equity (net income divided by average equity)	10.0	3.5
Equity-to-assets ratio (average equity divided by total average assets)	9.2	8.9
Dividend payout ratio (dividends declared divided by net income)	32.8	103.9

YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

	For the Years Ended December 31,	
	2002	2001
Weighted average yield on loans	7.5%	8.5%
Weighted average yield on securities available-for-sale	4.9	5.8
Weighted average yield on all interest-earning assets	6.5	7.7
Weighted average rate paid on deposits	3.0	4.6
Weighted average rate paid on borrowed funds	4.6	5.8
Weighted average rate paid on all interest-bearing liabilities	3.0	4.6
Interest rate spread (spread between weighted average rate on all interest-bearing assets and all interest bearing-liabilities)	3.5	3.1
Net yield (net interest income as percentage of interest-earning assets)	3.5	3.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending, commercial real estate lending and retail consumer lending. The Company's principal lending area is Walker, Jefferson, Shelby, and Winston counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing , among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

CRITICAL ACCOUNTING POLICIES

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Total classified assets as of December 31, 2002 were $3,026,000, as compared to $5,725,000 as of December 31, 2001. This decrease was primarily due to improved credit quality.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling costs. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

ASSET-LIABILITY MANAGEMENT

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $188,000, $538,000, and $946,000, respectively. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate decrease applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $1,027,000, $1,949,000, and $2,831,000, respectively This hypothetical gain or loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

FINANCIAL CONDITION

Total assets were $218.3 million, at December 31, 2002, as compared to $218.0 million at December 31, 2001. Total securities available-for-sale increased $14.4 million, to $75.3 million at December 31, 2002 from $60.9 million at December 31, 2001. This increase was primarily due to purchases exceeding calls and maturities. The Bank had $57.6 million in agency securities to be called and $3.0 million to mature. Also during the fiscal year ended December 31, 2002 the Bank sold $3.0 million in agency securities. Gains of $38,000 were realized on these calls and sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $72 million in agency securities and $8.2 million in mortgage-backed securities during fiscal year ended December 31, 2002. Total deposits decreased approximately $4.5 million, to $189.0 million at December 31, 2002 from $193.5 million at December 31, 2001. This decrease was primarily a result of interest rate competition within the Company's market place and a lack of economic growth in a significant portion of the Bank's primary market area.

During the fiscal years ended December 31, 2002 and 2001, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2002, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2002 and 2001 was $9.5 million and $17.3 million, respectively. The average amount outstanding during fiscal years December 31, 2002 and 2001 was $1.2 million and $3.8 million, respectively.

At December 31, 2002, the Company's securities portfolio of $75.3 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $11.9 million, to $119.4 million at December 31, 2002 from $131.3 million at December 31, 2001. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. In addition, the Bank chose to significantly decrease its investment in residential construction lending. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

RESULTS OF OPERATIONS

General

The Company's income is derived from net interest income, which is the difference between interest income on loans and securities, net of provision for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

Net Income

The Company reported net income of $2,013,000 for the fiscal year ended December 31, 2002, compared with net income of $683,000 in the prior year. The increase in net income for the year ended December 31, 2002 was achieved despite a decrease in interest income of $2,720,000. The increase was primarily due to lower prevailing rates of interest, net of an increase of $286,000 in non-interest expense which was primarily due to higher occupancy expense. In addition, the provision for loan losses decreased from $1,942,000 in the fiscal year ended December 31, 2001 to $647,000 in the fiscal year ended December 31, 2002. Net interest income after the provision for loan losses for the year ended December 31, 2002, was $6,473,000 compared with $4,690,000 in the prior year. The Company's net interest margin increased to 3.51% for the year ended December 31, 2002 from 3.22% for the year ended

December 31, 2002. As market interest rates stabilized at lower levels during 2002, the Bank's cost of funds decreased more rapidly than asset values, contributing to an improved net interest margin.

Interest Income

Interest income on loans and securities decreased approximately $2.6 million from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was primarily due to decreases in market interest rates, causing a decrease in the yield earned, from 7.7% in 2001 to 6.6% in 2002.

Other interest income decreased approximately $146,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was primarily due to a decrease in the average balance of interest-bearing deposits in other banks of approximately $1.0 million as well as a decrease in yields earned from 4.3% in 2001 to 1.7% in 2001.

Interest Expense

Interest expense on deposits decreased approximately $3.0 million from the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2002. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average market rates from 4.6% in 2001 to 3.0% in 2002, that was offset by an increase in the average balance of deposits of approximately $1.3 million.

Interest expense on borrowed funds decreased approximately $207,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. The decrease was due primarily to a decrease in the average balance of borrowed funds of approximately $2.8 million as a result of early pay-downs and a decrease in the weighted average rate paid on borrowed funds from 5.8% in 2001 to 4.6% in 2002.

Provisions for Loan Losses

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $647,300 and $1,942,000, for the fiscal years ended December 31, 2002 and 2001, respectively. The decrease in the provision for loan losses in fiscal year 2002 was primarily due to improved loan credit quality. During 2001, the Company experienced an increase in non-performing construction loans which resulted in higher charge-off during 2001, as compared to 2002. Total charge-offs were $747,000 and $2,022,000 for the fiscal years ended December 31, 2002 and 2001, respectively.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total non-performing assets as of December 31, 2002 were $1,609,000, as compared to $2,345,000 at December 31, 2001. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2002 were $3,026,000, as compared to $5,725,000 as of December 31, 2001. This decrease was primarily due to improved credit quality.

Noninterest Income

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased $399,000 from the fiscal year ended

December 31, 2001 to the fiscal year ended December 31, 2002. The increase was due primarily to an increase in fees and service charges on deposit accounts of $193,000, which is due to the Bank instituting new programs creating much higher insufficient check charges. These new programs are higher risk than the Bank's previous programs and the Bank closely monitors overdrafts associated with these new programs. The increase was also due to an increase on the gain on sale of real estate owned of $276,000, and an increase in the surrender value of bank owned life insurance of $27,000. This was offset by a decrease in the gain on sale of mortgage loans of $34,000, a decrease in the gain on sale of securities available-for-sale of $36,000, and a decrease in fees and charges and service fee income on loans of $27,000.

Noninterest Expense

Noninterest expense increased $286,000 from the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2002. This increase was due primarily to an increase in compensation and benefits of $66,000, an increase in occupancy expense of $245,000, an increase in marketing and professional expense of $25,000. This increase was offset by a decrease in all other noninterest expense of $50,000. The increase in occupancy expense for the year ended December 31, 2002 was primarily the result of property tax assessments that had not been received by the Company from the tax assessor since 1998 on a branch location amounting to approximately $160,000, included related interest charges and late penalties.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 11 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturity or sales of securities, and loan sales. The entire securities portfolio at December 31, 2002, was classified as "available-for-sale," with a fair value of $75.3 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2002, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $80.5 million, compared to $67.6 million at December 31, 2001. This increase in liquid assets of $12.9 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2002, the Bank had an approved credit availability of $32.7 million at the FHLB. At December 31, 2002, the Bank had $3.0 million advances on this credit line.

Capital Resources

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2002 was approximately $20.0 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2002, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 11 of Notes to Consolidated Financial Statements.

The Bank repurchased 122,700 shares of it capital stock at an average price of $11.16 per share. The Company pursued an active stock repurchase program in 2002 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

IMPACT OF INFLATION

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin ("ARB") No. 51, *Consolidated Financial Statements.* SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption on January 1, 2002.

In May 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13 and Technical Correction.* SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This statement also amends SFAS No. 113, *Accounting for Leases* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for fiscal years beginning after May 15, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, A*cquisitions of Certain Financial Institutions.* This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, and FASB Interpretation("FIN") No. 9, *Applying APB Opinion No.*

16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock Based Compensation--Transition and Disclosure*, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Management does not expect this statement to have a material impact to the consolidated financial statements.

In November 2002, The FASB issued FIN 45, *Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others*, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit and first loss guarantees on securitizations. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities*, which clarifies the application of ARB 51, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

CHANGE IN INDEPENDENT ACCOUNTANTS

Effective July 30, 2002, the Company dismissed its independent accountants, Arthur Andersen LLP ("Andersen"), and appointed KPMG LLP ("KPMG") as its new independent accountants. This determination followed the Company's decision to seek proposals from independent accountant to audit the Company's financial statements for the fiscal year ended December 31, 2002. The decision to dismiss Andersen and to retain KPMG was approved by the Company's Board of Directors upon the recommendation of the Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in February 2002, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through July 30, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its report.

The audit reports of Andersen on the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2001 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years ended December 31 2001, and the subsequent interim period through July 30, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agreed with the above statements. The Company was informed that Andersen was no longer providing such letters.

MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2002, the Company had 1,652,684 shares of common stock outstanding and 369 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

	Price Range Common Stock	
	High	Low
Fiscal Year Ended December 31, 2002		
First quarter	$ 9.250	$ 7.937
Second quarter	11.187	9.937
Third quarter	11.000	9.500
Fourth quarter	12.937	9.375
Fiscal Year Ended December 31, 2001		
First quarter	$ 8.500	$ 7.000
Second quarter	8.312	7.000
Third quarter	8.875	7.750
Fourth quarter	9.000	7.187

Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2002 and 2001. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.



Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statement of financial condition of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in note 1 to the consolidated financial statements, in their report dated February 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary were audited by other auditors who have ceased operations. As described in note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Pinnacle Bancshares, Inc. and subsidiary other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

March 14, 2003



PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Cash and cash equivalents	$ 3,862,956	$ 3,342,141
Interest-bearing deposits in other banks	357,467	2,466,389
Securities available-for-sale	75,301,227	60,862,748
FHLB Stock	975,000	975,000
Loans held for sale	4,968,715	3,874,627
Loans receivable, net of allowance for loan losses of $1,322,380 and $1,308,186, respectively	119,375,036	131,284,423
Real estate owned, net	1,608,710	2,345,440
Premises and equipment, net	5,654,823	6,036,065
Goodwill	306,488	306,488
Bank owned life insurance	4,229,280	3,947,286
Accrued interest receivable	1,318,060	1,676,215
Other assets	332,439	903,289
Total assets	$ 218,290,201	$ 218,020,111
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits	$ 188,954,730	$ 193,498,008
Borrowed funds	5,940,000	3,100,000
Official checks outstanding	1,504,293	910,181
Accrued interest payable	614,320	952,447
Other liabilities	1,321,380	547,609
Total liabilities	198,334,723	199,008,245
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 2,400,000 authorized; 1,792,086 issued, 1,652,684 and 1,775,384 outstanding at December 31, 2002 and 2001, respectively.	17,921	17,921
Additional paid-in capital	8,131,746	8,131,746
Treasury shares at cost (139,402 shares and 16,702 shares at December 31, 2002 and 2001)	(1,497,777)	(128,075)
Retained earnings	12,716,579	11,413,945
Accumulated other comprehensive income (loss), net of tax	587,009	(423,671)
Total stockholders' equity	19,955,478	19,011,866
Total liabilities and stockholders' equity	$ 218,290,201	$ 218,020,111

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INTEREST REVENUES:		
Interest on loans	$ 9,523,876	$12,339,639
Interest and dividends on securities	3,506,563	3,264,772
Other interest	72,864	218,452
	13,103,303	15,822,863
INTEREST EXPENSE:		
Interest on deposits	5,788,825	8,791,061
Interest on borrowed funds	193,736	400,594
	5,982,561	9,191,655
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	7,120,742	6,631,208
PROVISION FOR LOAN LOSSES	647,300	1,941,650
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,473,442	4,689,558
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	842,633	649,150
Service fee income, net	158,205	158,729
Fees and charges on loans	206,222	232,661
Bank owned life insurance	281,993	255,256
Net gain (loss) on sale or write-down of:		
Loans held for sale	590,941	625,242
Real estate owned	39,502	(236,657)
Securities available-for-sale	37,941	73,850
	2,157,437	1,758,231
NONINTEREST EXPENSE:		
Compensation and benefits	3,034,413	2,968,593
Occupancy	1,361,502	1,116,715
Marketing and professional	209,809	184,708
Other	986,921	1,036,635
	5,592,645	5,306,651
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	3,038,234	1,141,138
INCOME TAX EXPENSE	1,025,446	350,263
INCOME BEFORE EXTRAORDINARY ITEM	2,012,788	790,875
EXTAORDINARY ITEM, NET OF TAX BENEFIT OF $0 and $62,903 (Note 7)	0	107,587
NET INCOME	$ 2,012,788	$ 683,288
Basic earnings per share before extraordinary item	$ 1.14	$ 0.44
Basic loss per share extraordinary item	$ 0	$ (0.06)
Basic earnings per share	$ 1.14	$ 0.38
Diluted earnings per share before extraordinary item	$ 1.13	$ 0.44
Diluted loss per share extraordinary item	$ 0	$ (0.06)
Diluted earnings per share	$ 1.13	$ 0.38
Cash dividends per share	$ 0.40	$ 0.40
Weighted average basic shares outstanding	1,769,888	1,775,384
Weighted average diluted shares outstanding	1,776,444	1,775,384

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount					
BALANCE, December 31, 2000	1,792,086	$17,921	$ 8,131,746	$ (128,075)	$ 11,440,810	$ (232,077)	$ 19,230,325
Comprehensive income:							
Net income	0	0	0	0	683,288	0	683,288
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	(191,594)	(191,594)
Comprehensive income							491,694
Cash dividends ($.40 per share)	0	0	0	0	(710,153)	0	(710,153)
BALANCE, December 31, 2001	1,792,086	$17,921	$ 8,131,746	$ (128,075)	$ 11,413,945	$ (423,671)	$ 19,011,866
Comprehensive income:							
Net income	0	0	0	0	2,012,788	0	2,012,788
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	1,010,680	1,010,680
Comprehensive income							3,023,468
Cash dividends ($.40 per share)	0	0	0	0	(710,154)	0	(710,154)
Repurchase of 122,700 shares of common stock	0	0	0	(1,369,702)	0	0	(1,369,702)
BALANCE, December 31, 2002	1,792,086	$ 17,921	$ 8,131,746	$ (1,497,777)	$ 12,716,579	$ 587,009	$ 19,955,478

See accompanying notes to these consolidated financial statements

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,012,788	$ 683,288
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	535,123	567,052
Provision for loan losses	647,300	1,941,650
Provision for losses on real estate owned	0	64,533
Provision (benefit) for deferred taxes	18,481	(145,472)
Amortization, net	(346,836)	(322,745)
Gain on bank owned life insurance, net	(281,993)	(129,114)
Net (gain) loss on sale and write-down of:		
Loans held for sale	(590,941)	(625,242)
Securities available-for-sale	(37,941)	(73,850)
Real estate owned	(39,502)	236,657
Proceeds from sales of loans	53,871,446	57,802,994
Loans originated for sale	(54,374,593)	(59,715,347)
Decrease in accrued interest receivable	358,155	655,322
Decrease in other assets	570,850	64,698
Decrease in accrued interest payable	(338,127)	(479,157)
Decrease (increase) in other liabilities	190,870	(111,560)
Net cash provided by operating activities	2,195,080	413,707
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net loan repayments	10,523,337	16,800,182
Proceeds from payments received on securities available for sale	3,714,051	3,440,839
Net change in interest bearing deposits in other banks	2,108,922	(1,330,432)
Purchase of bank owned life insurance	0	(3,818,172)
Purchase of securities available-for-sale	(80,153,622)	(77,620,000)
Proceeds from sales of securities available-for-sale	3,037,941	10,101,813
Proceeds from maturing and callable securities available-for-sale	60,620,000	63,000,000
Purchases of premises and equipment	(153,881)	(142,201)
Proceeds from sales of premises and equipment	0	5,500
Proceeds from sales of real estate owned	1,818,009	1,147,625
Net cash provided by investing activities	1,514,757	11,585,154
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in passbook, NOW, and money market deposit accounts	1,068,904	7,783,475
Proceeds from sales of time deposits	21,174,033	25,562,227
Payments on maturing time deposits	(26,786,215)	(27,318,448)
Increase (decrease) in borrowed funds	2,840,000	(17,400,000)
Increase (decrease) in official checks outstanding	594,112	(53,857)
Repurchase of common stock	(1,369,702)	0
Payments of cash dividends	(710,154)	(710,153)
Net cash used in financing activities	(3,189,022)	(12,136,756)
NET INCREASE (DECREASE) IN CASH	520,815	(137,895)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,342,141	3,480,036
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,862,956	$ 3,342,141
SUPPLEMENTAL DISCLOSURES:		
Cash payments for interest	$6,320,688	$9,670,812
Cash payments for income taxes	545,000	531,281
Real estate acquired through foreclosure	1,041,777	2,227,050

See accompanying notes to these consolidated financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

Nature of Operations

The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents for statement of cash flows purposes include cash on hand and in banks.

Securities

Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive income. The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

Amortization of premiums and accretion of discounts is computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2002 or 2001. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's financial position or results of operations.

Loans Receivable

Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the level yield method over the lives of the related loans. Loans that are 120 days contractually past due generally are placed on nonaccrual status, and uncollected accrued interest is reversed. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2002.

Loan Origination Fees, Loan Commitment Fees and Premiums and Discounts

Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loans over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

Goodwill

In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, *Business Combinations*, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2002, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2001 to December 31, 2002.

The following table is a reconciliation of net income, basic earnings per share, and diluted earnings per share with and without goodwill amortization.

	For The Fiscal Years ended December 31,	
	2002	2001
Reported net income	$2,012,788	$683,288
Add back: goodwill amortization	0	40,867
Adjusted net income	$2,012,788	$724,155
Basic earnings per share:		
Reported net income	$ 1.14	$ 0.38
Goodwill amortization	0	0.02
Adjusted Net Income	$ 1.14	$ 0.40
Diluted earnings per share:		
Reported net income	$ 1.13	$ 0.38
Goodwill amortization	0	0.02
Adjusted Net Income	$ 1.13	$ 0.40

Long-Lived Assets

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Bank Owned Life Insurance

During the fiscal year ended December 31, 2001, the Company purchased approximately $3.8 million of bank owned life insurance on certain key officers. The life insurance policies were purchased to offset liabilities associated with certain existing employee benefits. Income earned on the policies will offset the corresponding benefit expenses on these employees as the Company is the beneficiary of the insurance policies. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

Stock Based Compensation

In accordance with the provision of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to record compensation cost under APB Opinion No 25, *Accounting for Stock Issued to Employees,* and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair market value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

	Fiscal Year Ended December 31, 2002	Fiscal Year Ended December 31, 2001
Net income ---as reported	$2,012,788	$683,288
Stock-based compensation expense	(8,422)	(21,056)
Net Income ---pro forma	$2,004,366	662,232
Basic earnings per share—as reported	$ 1.14	$ 0.38
Basic earnings per share—pro forma	1.13	0.37
Diluted earnings per share—as reported	$ 1.13	$ 0.38
Diluted earnings per share----pro forma	1.13	0.37

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised and converted into common stock and is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

The following table represents the earnings per share calculations for the years ended December 31, 2002 and 2001:

For the Years Ended	Net Income	Shares	Per Share Amount
December 31, 2002			
Basic earnings per share	$ 2,012,788	1,769,888	$ 1.14
Dilutive securities		6,556	0
Diluted earnings per share	$ 2,012,788	1,776,444	$ 1.13
December 31, 2001			
Basic earnings per share before extraordinary item	$ 790,875	1,775,384	$ 0.44
Basic loss per share extraordinary item	(107,587)	1,775,384	(0.06)
Basic earnings per share	683,288	1,775,384	0.38
Dilutive securities	0	0	0
Diluted earnings per share before extraordinary item	790,875	1,775,384	0.44
Diluted loss per share extraordinary item	(107,587)	1,775,384	(0.06)
Diluted earnings per share	$ 683,288	1,775,384	$ 0.38

Options to purchase 45,500 shares of common stock at $10.125 per share and options to purchase 54,560 shares of common stock at $8.8125 per share were outstanding during all four quarters of 2002 and were included in the 2002 computation of diluted EPS because the options exercise price was less than the average market price of the common shares. These options were not included in the computation of diluted EPS during fiscal year 2001 because the options' exercise prices were greater than the average market price of the common shares. The options, which expire on August 28, 2006 and May 26, 2009, respectively, were still outstanding at December 31, 2002.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin ("ARB") No. 51, *Consolidated Financial Statements.* SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption on January 1, 2002.

In May 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13 and Technical Correction.* SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This statement also amends SFAS No. 113, *Accounting for Leases* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for fiscal years beginning after May 15, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, and FASB Interpretation("FIN") No. 9, *Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method*, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock Based Compensation--Transition and Disclosure,* which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this statement amends APB Opinion 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Management does not expect this statement to have a material impact to the consolidated financial statements.

In November 2002, The FASB issued FIN 45, *Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others,* which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit and first loss guarantees on securitizations. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities,* which clarifies the application of ARB 51, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

Prior Year Classification

Certain prior year amounts have been reclassified to conform to the current year presentation. These classifications have no effect on previously reported total equity or net income during the periods involved.

2. SECURITIES

The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$59,964,682	$680,646	$ 0	$60,645,328
Other Securities	716	0	0	716
Mortgage-Backed Securities	14,404,068	265,585	(14,470)	14,655,183
	$74,369,466	$946,231	$ (14,470)	$75,301,227

	December 31, 2001			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$51,604,146	$ 96,589	$(823,581)	$50,877,154
Other Securities	716	0	0	716
Mortgage-Backed Securities	9,901,225	120,565	(36,912)	9,984,878
	$61,506,087	$217,154	$(860,493)	$60,862,748

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 1,000,000	$ 1,038,141
Due after one year through five years	55,964,682	56,570,356
Due after five years through ten years	3,000,716	3,037,547
	59,965,398	60,646,044
Mortgage-Backed Securities	14,404,068	14,655,183
	$74,369,466	$75,301,227

Securities of approximately $25 million and $27 million at December 31, 2002 and 2001, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $19 million at December 31, 2002 and 2001, respectively. Gross gains realized on sales were $37,941 and $73,850 during December 31, 2002 and 2001, respectively. There were no realized losses on sales during 2002 or 2001.

3. LOANS RECEIVABLE

Loans receivable, net at December 31, are summarized as follows:

	2002	2001
Residential and commercial real estate mortgage loans with variable rates	$ 30,305,385	$ 32,016,573
Residential and commercial real estate mortgage loans with fixed rates	49,884,264	54,036,101
Real estate construction loans	15,329,207	18,387,131
Commercial loans	11,549,032	15,986,895
Consumer loans	13,833,984	12,373,414
	120,901,872	132,800,114
Allowance for loan losses	(1,322,380)	(1,308,186)
Unearned income	(204,456)	(207,505)
	$119,375,036	$131,284,423

During fiscal years 2002 and 2001, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2002 and 2001 amounted to $1,045,988 and $900,787, respectively. The change from December 31, 2001 to December 31, 2002 reflects payments amounting to $947,401 and advances of $1,092,602 made during the year.

The Bank has a credit concentration in residential real estate mortgage loans. Approximately $80 million and $86 million at December 31, 2002 and 2001, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2002, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 12% of the Company's stockholders' equity.

A reconciliation of the allowance for loan losses is as follows:

	2002	2001
Balance at beginning of year	$ 1,308,186	$ 1,338,631
Charge-offs	(747,194)	(2,022,211)
Recoveries	114,088	50,116
Provision	647,300	1,941,650
Balance at end of year	$ 1,322,380	$ 1,308,186

The Bank was servicing first mortgage loans for others totaling $63,909,302 and $62,986,817 at December 31, 2002 and 2001, respectively.

At December 31, 2002 the Bank had outstanding loan commitments of $20,811,837, including $6,391,488 in undisbursed construction loans in process; $11,937,349 in unused lines and letters of credit; and $2,483,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

The Company had approximately $1,170,000 and $867,000 of loans classified as non-accrual at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002 and 2001 gross interest income of $37,390 and $27,344, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $22,106 and $61,394 for the years ended December 31, 2002 and 2001, respectively.

4. REAL ESTATE OWNED

Activity in the allowance for losses on real estate owned is as follows:

	2002	2001
Balance at beginning of year	$ 206,893	$ 173,728
Provision	0	64,533
Charge-offs, net of recoveries	(206,893)	(31,368)
Balance at end of year	$ 0	$206,893

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Land	$ 883,230	$ 883,230
Buildings and leasehold improvements	6,311,551	6,309,586
Furniture, fixtures, and equipment	4,397,857	4,287,176
Automobiles	139,636	115,183
	11,732,274	11,595,175
Less accumulated depreciation	(6,077,451)	(5,559,110)
	$5,654,823	$6,036,065

Depreciation expense for the fiscal years ended December 31, 2002 and 2001 on premises and equipment was approximately $535,000 and $567,000, respectively.

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2002 and 2001, respectively, include rental expense under these leases of $134,763 and $111,763, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2002	Amount
2003	$ 72,872
2004	63,965
2005	64,565
2006	58,565
2007	41,687
Thereafter	144,000
Total	$445,654

The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 and $97,655 for the fiscal years ended December 31, 2002 and 2001, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 and $50,000 for each of the fiscal years ended December 31, 2002 and 2001, respectively.

6. DEPOSITS

Deposits at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Passbook accounts	$ 15,538,898	$ 15,113,734
NOW accounts	15,920,780	15,269,585
Money market deposit accounts	11,468,406	11,721,057
Noninterest-bearing accounts	9,830,290	9,585,094
	52,758,374	51,689,470
Time deposits:		
Fixed-rate certificates less than $100,000	81,421,425	83,595,040
Fixed-rate certificates greater than $100,000	54,774,931	58,213,498
	136,196,356	141,808,538
	$188,954,730	$193,498,008

The amounts and scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$100,629,955
2004	16,159,392
2005	8,950,987
2006	1,560,995
2007 and thereafter	8,895,027
	$136,196,356

Interest expense on deposits is summarized as follows:

	2002	2001
Passbook accounts	$ 186,174	$ 337,311
NOW accounts	134,766	267,121
Money market deposit accounts	199,683	275,099
Time deposits	5,268,202	7,911,530
	$5,788,825	$8,791,061

7. BORROWED FUNDS

Borrowed funds at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Warrants payable: $175,000 with an interest rate of 5.15% maturing one year or less; $390,000 with an interest rate of 5.30% maturing greater than one year through 3 years; $455,000 with an interest rate of 5.51% maturing greater than 3 years through 5 years; $1,920,000 with an interest rate of 5.95% maturing after 5 years	$ 2,940,000	$ 3,100,000
Short term advances from the Federal Home Loan Bank of Atlanta: $3,000,000 with an interest rate of 1.30% maturing in 2003	$ 3,000,000	$ 0
	$ 5,940,000	$ 3,100,000

The Company has available credit of $32,700,000 at the FHLB of Atlanta, Georgia at December 31, 2002. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $975,000 as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2002 was approximately $50,818,067. FHLB advances outstanding totaling $3,000,000 were callable at the discretion of the FHLB of Atlanta at December 31, 2002. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2002 and 2001 was $9,500,000 and $17,250,000, respectively. The average amount outstanding during 2002 and 2001 was $1,200,000 and $3,812,603, respectively.

During the first quarter of 2001, the Bank used a portion of its excess liquidity to repay advances that would have matured in July, November and December 2001. The Bank incurred an extraordinary expense of $107,587, net of tax benefit of $62,903, relating to these prepayment penalties.

8. INCOME TAXES

Income tax expense (benefit) before extraordinary item, included in the consolidated statements of operations, is comprised of the following:

	Federal	State	Total
Year ended December 31, 2002:			
Current	$ 914,967	$ 91,998	$ 1,006,965
Deferred	18,312	169	18,481
	$ 933,279	$ 92,167	$ 1,025,446
Year ended December 31, 2001:			
Current	$ 417,958	$ 77,777	$ 495,735
Deferred	(122,503)	(22,969)	(145,472)
	$ 295,455	$ 54,808	$ 350,263

Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

	2002	2001
Tax expense at federal income tax rate	$ 1,033,000	$ 387,987
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	60,830	15,281
Amortization of goodwill	0	13,895
Cash surrender value of bank owned life insurance, net of premiums	(95,878)	(86,787)
Other	27,494	19,887
	$1,025,446	$ 350,263
Effective income tax rate	34%	31%

Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

	December 31, 2002	December 31, 2001
Allowance for loan losses	$ 506,340	$ 477,974
Unrealized loss on securities available-for-sale	0	219,668
Other real estate reserves	78,884	147,363
Other	59,308	25,450
Deferred tax asset	644,532	870,455
Depreciation	(487,153)	(476,441)
Unrealized gain on securities available-for-sale	(344,752)	0
FHLB stock	(129,307)	(128,328)
Other	(535)	0
Deferred tax liability	(961,747)	(604,769)
Net deferred tax (liability) asset	$(317,215)	$265,686

There was no valuation allowance during either 2002 or 2001.

9. COMPENSATION AND BENEFITS

The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $68,157 and $43,712 for the years ended December 31, 2002 and 2001, respectively.

The Company and the Bank have an employment agreement with a chief executive officer. It provides for compensation and benefits in the in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2002 for termination is approximately $370,000.

10. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2002. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

A summary of the status of the Company's stock option plan at December 31, 2002 and 2001 and the changes during the years then ended is as follows:

	2002		2001	
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	103,060	$ 9.26	103,060	$ 9.26
Granted	0	0	0	0
Exercised	0	0	0	0
Forfeited	(3,000)	10.13	0	0
Outstanding at end of year	100,060	$ 9.41	103,060	$ 9.26
Exercisable at end of year	100,060	$ 9.41	54,560	$ 8.81
Fair value of options granted	N/A		N/A	

The following table summarizes information about these stock options at December 31, 2002:

Exercise Price	Number outstanding At December 31, 2002	Remaining Contractual Life
$ 8.81	54,560	4 y(
$10.13	45,500	6.4
	100,060	

11. STOCKHOLDERS' EQUITY

Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2003 approximately $1.0 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2002 and 2001 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

As of December 31, 2002 and 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollar Amounts in Thousands)			
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$20,384	15.8%	≥$10,335	≥8.0%	N/A	N/A
Pinnacle Bank	19,774	15.3	≥ 10,335	≥8.0	≥$12,919	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,062	14.8	≥5,168	≥4.0	N/A	N/A
Pinnacle Bank	18,452	14.3	≥5,168	≥4.0	≥7,751	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	19,062	8.7	≥8,758	≥4.0	N/A	N/A
Pinnacle Bank	18,452	8.4	≥8,758	≥4.0	≥10,948	≥5.0
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$20,436	15.5%	≥$10,549	≥8.0%	N/A	N/A
Pinnacle Bank	19,055	14.5	≥ 10,549	≥8.0	≥$13,186	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,128	14.5	≥5,275	≥4.0	N/A	N/A
Pinnacle Bank	17,747	13.4	≥5275	≥4.0	≥7,912	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	19,128	8.8	≥8,694	≥4.0	N/A	N/A
Pinnacle Bank	17,747	8.1	≥8,694	≥4.0	≥10,868	≥5.0

In 2002, the Company announced a stock repurchase program to acquire up to 178,000 shares of common stock. As of December 31, 2002 the Company had repurchased 122,700 shares at an average price of $11.16 per share.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods.

The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

	2002		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the year	$ 1,613,041	$ (578,016)	$ 1,035,025
Reclassification for adjustments for gains included in net earnings	(37,941)	13,596	(24,345)
Net change in unrealized gain on securities	$ 1,575,100	$ (564,420)	$ 1,010,680

	2001		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the year	$ (248,156)	$ 100,503	$ (147,653)
Reclassification for adjustments for gains included in net earnings	(73,850)	29,909	(43,941)
Net change in unrealized loss on securities	$ (322,006)	$ 130,412	$ (191,594)

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

	At December 31, 2002		At December 31,2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS:	(In Thousands)			
Cash on hand and in banks	$ 3,863	$ 3,863	$ 3,342	$ 3,342
Interest-bearing deposits in other banks	357	357	2,466	2,466
Securities available-for-sale	75,301	75,301	60,863	60,863
FHLB stock	975	975	975	975
Loans held for sale	4,969	4,969	3,875	3,875
Loans receivable, net	119,375	119,603	131,284	131,415
Accrued interest receivable	1,318	1,318	1,676	1,676
LIABILITIES:				
Deposits	$ 188,955	$ 189,667	$ 193,498	$ 194,915
Borrowed funds	5,940	6,894	3,100	3,100
Accrued interest payable	614	614	952	952

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks and Interest-Bearing Deposits in Other Banks. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

Securities Available-For-Sale and Loans Held for Sale. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates its fair value.

FHLB Stock. The FHLB has historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of it fair value.

Loans Receivable, Net. For loans with rates that are repriced in coordination with movements in market rates and with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

Deposits. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

Borrowed Funds. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

Off-Balance Sheet Items. Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

13. CONTINGENCIES

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CONDITION

DECEMBER 31, 2002 AND 2001

(In Thousands)

	2002	2001
ASSETS:		
Cash and cash equivalents	$ 395	$ 13
Interest-bearing deposits in other banks	227	1,453
Investment in subsidiary	19,347	17,631
Total assets	$19,969	$19,097
LIABILITIES:	$ 14	$ 85
STOCKHOLDERS' EQUITY:		
Common Stock	18	18
Additional paid in capital	8,132	8,132
Treasury shares at cost	(1,498)	(128)
Retained Earnings	12,716	11,414
Accumulated other comprehensive income (loss) net of tax	587	(424)
Total stockholders' equity	19,955	19,012
Total liabilities and stockholders' equity	$19,969	$19,097

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In Thousands)

	2002	2001
INCOME:		
Dividend income from Pinnacle Bank	$ 1,310	$ 710
Interest income	20	47
Total income	1,330	757
EXPENSE	23	17
INCOME BEFORE EQUITY IN UNDISTRIBUTED (LOSS) INCOME OF SUBSIDIARY	1,307	740
EQUITY IN UNDISTRIBUTED INCOME (LOSS) OF SUBSIDIARY	706	(57)
Net income	$ 2,013	$ 683

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In Thousands)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$2,013	$683
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed (income) loss of subsidiary	(706)	57
(Decrease) increase in other liabilities	(71)	17
Net cash provided by operating activities	1,236	757
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in interest bearing deposits in other banks	1,226	(47)
Net cash provided by (used in) investing activities	1,226	(47)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of shares of common stock	(1,370)	0
Cash dividends paid	(710)	(710)
Net cash used in financing activities	(2,080)	(710)
INCREASE IN CASH AND CASH EQUIVALENTS	382	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13	13
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 395	$ 13

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2002 and 2001 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002:				
Interest revenue	$3,356,208	$3,302,366	$3,328,950	$3,115,779
Interest expense	1,667,182	1,560,612	1,470,664	1,284,103
Net interest income after provision for loan losses	1,530,726	1,603,754	1,720,286	1,618,676
Noninterest income	498,554	516,699	511,176	631,008
Noninterest expense	1,367,666	1,340,704	1,520,671	1,363,604
Net income	441,791	515,750	473,025	582,222
Basic and diluted earnings per share	0.25	0.29	0.27	0.33
Year Ended December 31, 2001:				
Interest revenue	$4,306,952	$4,018,816	$3,879,973	$3,617,122
Interest expense	2,646,097	2,382,784	2,225,379	1,937,395
Net interest income after provision for loan losses	1,540,855	966,032	1,202,944	979,727
Noninterest income	438,074	415,169	437,044	467,944
Noninterest expense	1,478,211	1,168,043	1,206,605	1,373,792
Net income before extraordinary item	437,815	105,571	164,134	83,355
Extraordinary item, net of tax benefit of $62,903	107,587	0	0	0
Net income	330,228	105,571	164,134	83,355
Basic and diluted earnings per share before extraordinary item	.25	.06	.09	.05
Basic and diluted loss per share extraordinary item	(06)	0	0	0
Basic and diluted earnings per share	.19	.06	.09	.05

CORPORATE INFORMATION
Directors -- Pinnacle Bancshares, Inc.
and Pinnacle Bank

Greg Batchelor
President, Dependable True Value Hardware, Inc.

O. H. Brown
Warren Averett Kimbrough & Marino,LLC

James W. Cannon
Senior Vice President - Operations, Burton Golf, Inc.

Max Perdue
Retired

Sam W. Murphy
Chairman of the Board & Chief Executive Officer,
Murphy Manufacturing, Inc.

Robert B. Nolen, Jr.
President
Pinnacle Bancshares, Inc.
Pinnacle Bank

Al H. Simmons
Chairman of the Board
Pinnacle Bancshares, Inc.
Pinnacle Bank
Insurance Agent, Pittman & Associates, Inc.

J. T. "Jabo" Waggoner
Vice President,
External Affairs HealthSouth Corp.

Melvin R. Kacharos
Retired
(Director Emeritus)

Executive Officers -- Pinnacle Bancshares, Inc.

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Vice President & Corporate Secretary

Marie Guthrie
Treasurer

Officers – Pinnacle Bank

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Senior Vice President Banking Services
& Corporate Secretary

John Kirby
Senior Vice President Birmingham Region

Marie Guthrie
Controller

Alan Grice
Vice President – Lending & Business Development

Donna Hyde
Vice President- Lending

Rick Brown
Vice President- Lending

Jaye Ottinger
Vice President – Mortgage Lending

Carl Schoettlin
Vice President – Lending

Carmen Sparks
Vice President –Data Processing

Brenda Steele
Vice President & I.S. Officer
& GLBA Security Officer

Rita Pope
BSA Officer

Pam Elliott
Haleyville Regional President

Tracy Rye
Vice President – Lending

Edward A. Davidson
Birmingham Regional President

Susie Roberts
Vice President-Office Manager – Sumiton

David Davis
Vice President-Secondary Marketing

Ted Smith
Vice President-Loan Servicing & Compliance Officer

Offices

Main Office, 1811 2nd Avenue/Jasper (205/221-4111)
Mall Office, 204 Highway 78 East/Jasper (205/221-1322)
Sumiton Office, 790 Highway 78 East/Sumiton (205/648-6091)
Haleyville Office, 1012 20th Street/Haleyville (205/486-2225)
Birmingham South, 2013 Canyon Road/Birmingham (205/822-2265)
Trussville Office, 2064 Gadsden Highway/Trussville (205/661-9625)

Transfer Agent

Registrar & Transfer Co., Inc.
Cranford, New Jersey

General Counsel

Maddox, MacLaurin, Nicholson & Thornley
Jasper, Alabama

Auditors

KPMG LLP
Birmingham, Alabama

Additional Information

Analysts, stockholders and any other parties
interested in obtaining additional information
may contact Marie Guthrie at
Post Office Box 1388, Jasper AL 35502-1388 (205/221-4111)

Annual Meeting

The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
will be held at CHS Activity Center
204 19th Street East, Jasper , Alabama
at 11:00 a.m. on May 28, 2003

FORM 10-KSB

A copy of the Pinnacle Bancshares, Inc. Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2002, as filed with
the Securities and Exchange Commission is available to
stockholders of record for the 2003 Annual Meeting
without charge upon written request to
Marie Guthrie
Pinnacle Bancshares, Inc.
Post Office Box 1388
Jasper, Alabama 35502-1388





PINNACLE BANCSHARES
1811 Second Avenue • Jasper, AL 35501
(205) 221-4111